Exhibit 99.1

SIGMA LITHIUM AWARDED THE ENVIRONMENTAL OPERATING
LICENSE WITH UNANIMOUS APPROVAL AND SCALES UP
SOCIAL INITIATIVES; FIRST PRODUCTION ON SCHEDULE TO
COMMENCE IN APRIL 2023

•	Sigma Lithium was awarded its environmental operating license (“Licenca Operacional” or “LO”) to operate its wholly owned Grota do Cirilo project, the largest hard-rock lithium project in the Americas, and to produce Battery Grade Sustainable Lithium Concentrate (“Green Lithium”)

○	Sigma Lithium received unanimous approval including the votes by all NGO members at a vote held on March 31, 2023 at the CMI, the chamber of mining activities (“Camara Tecnica Especializada em Atividades Minerarias”) in Minas Gerais in Brazil
○	Minas Gerais state environmental regulator COPAM issued the LO, which is the final step of the environmental licensing process

▪	The LO enables the company to sell all Green Lithium product from current and future production, including any stockpiled product
▪	The Company has maintained a six-year dual LP (Licenca Previa) / LI (Licenca Instalacao) Environmental License since 2019, permitting both construction and initiation of production (stockpiling on the ground) and installation of its plants and facilities

○	First production remains on schedule to commence in April 2023

•	Sigma Lithium continues the detailed engineering work on the Phase 2 & 3 expansion (the “Greentech Plant Expansion”), targeting to triple production of Battery Grade Sustainable Lithium Concentrate from 270,000 tpa to 766,000 tpa

○	Completion of the detailed engineering report will inform a subsequent decision by the Board to proceed with the Greentech Plant Expansion
○	The Greentech Plant Expansion is expected to be funded internally through the Company’s anticipated future cash flow generation

•	As the Company transforms into a producer, it is scaling up its existing social initiatives to lift and support its communities, while continuing to deliver on its target United Nations sustainable development goals (“UN SDG”) including: UN SDG #5 gender equality, UN SDG #6 clean water and sanitation, UN SDG #10 reduce inequalities, UN SDG #13 climate action

○	Increased microcredit program to 10,000 credit lines for female entrepreneurs
○	Announced a partnership with the State General Attorney of Minas Gerais to jointly combat domestic violence in the region
○	Increased the climate mitigation program for smallholder farmers and family agriculture by committing to build 2,000 water capture basins to protect farmers against the prolonged effects of drought during the nine-month dry season
○	Committed to donating and maintaining 3,000 water tanks to rural residents of the regions of Itinga and Aracuai that do not have access to piped water
○	Please click HERE for an overview of Sigma Lithium’s significant ESG efforts

•	Sigma Lithium was honored with an on-site visit by Minas Gerais’ State Governor, who also celebrated the Company’s social initiatives alongside 500 women who are currently enrolled in the Company’s microcredit program

○	The Governor was joined by members of the Minas Gerais State legislative assembly, congressmen representing the region in Brazil’s national congress, representatives of the Minas Gerais State General Attorney office, the commander in chief of the Military Police for the 60 municipalities of Vale do Jequitinhonha, and the mayors of the cities of Itinga and Araçuaí

VANCOUVER, CANADA – (April 10, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with Battery Grade Sustainable Lithium Concentrate (“Green Lithium”), is pleased to announce significant project updates and renewed commitments to its existing social initiatives as it transitions from the development-stage to production.

SIGMA LITHIUM’S ENVIRONMENTAL OPERATING LICENSE GRANTED WITH UNANIMOUS APPROVAL

On March 31, 2023, Sigma Lithium was awarded its environmental operating license (LO), permitting the company to produce Green Lithium, with unanimous vote of approval including from all the NGOs with a seat at the CMI. The LO enables the company to sell all Green Lithium product from current and future production, including any stockpiled product. After a successful SUPPRI inspection in February 2023, LO certificate number 4078 was issued, thus concluding the licensing process and approving Sigma Lithium to commence commercial operations at its Phase 1 Mine and Greentech Plant.

The Company is also pleased to report that commissioning of the Phase 1 dense medium separation (“DMS”) circuit of its Greentech Plant remains on schedule with initial production expected to commence in April 2023. This follows the successful completion of crushing circuit commissioning of the Greentech Plant as announced on February 13, 2023.

Sigma Lithium has held the required dual environmental licenses for both construction and initiation of its wholly owned Grota do Cirilo project since 2019. Sigma Lithium obtained both the construction license (“Licenca Previa” or “LP”) as well as the installation and commissioning license (“Licenca Instalacao” or “LI”) for its Greentech Plant from the Conselho Estadual de Politica Ambiental (COPAM), which is the Council of Environmental Policy of the State of Minas Gerais in Brazil. The dual LP and LI certificates permitted the Company to build and install the Phase 1 Mine and Greentech Plant, conduct trial mining, test the Greentech Plant, including stockpiling product as part of the commissioning and ramp up of production capacity. COPAM issued the dual LP and LI certificates for a period of six years expiring on May 31, 2025.

Figures 1 to 3 below show the Phase 1 Greentech Plant commissioning progress.

Figure 1: Aerial View of Thickener: DMS Circuit of Greentech Plant Commissioning Progress

Figure 2: Crushing Circuit Operating to Stockpile Crushed Ore Ahead of Production

Figure 3: Stockpiled Crushed Material

As a result of this significant milestone and the project nearing commercial production, Sigma Lithium was honoured to receive a visit from the Governor of the State of Minas Gerais and his senior leadership team, including members of the Minas Gerais State legislative assembly, congressmen representing the region in Brazil’s National Congress, representatives of the State General Attorney office, the commander in chief of the Military Police for the 60 municipalities of Vale do Jequitinhonha, and the mayors of Itinga and Araçuaí.

Discussions were centered around the broader development of the region of Vale do Jequitinhonha and the pivotal role of the lithium value chain. Estimates from the State of Minas Gerais envision that Sigma Lithium’s investments will generate approximately 6,000 indirect jobs, in addition to about 650 direct permanent and contract jobs averaging over the forecasted life of the Grota do Cirilo Phase 1 operation (in addition to over 1,000 jobs created in the construction phase of the Greentech Plant).

APPOINTMENT OF ENGINEERING FIRMS TO LEAD GREENTECH PLANT EXPANSION STUDIES AND CONSTRUCTION

Sigma Lithium has appointed DRA Global Limited (“DRA”) to work alongside Promon Engenharia Ltda. (“Promon”) on the design and construction of the Phase 2 & 3 expansion of the Greentech Plant, which is expected to be fully funded internally through cash flow generation.

The final objective for DRA and Promon in detailed engineering will be to determine an FEL-3 (front-end loading) level capex for the Phase 2 & 3 expansion and to obtain quotes for a fully costed estimate. This FEL-3 capex will generate an actionable list of long-lead items for deposits or prepayments supporting the predictability of capex and the construction timetable. Positive results of the completed engineering report, along with the feasibility study results, economic analysis and other reports, are expected to be used by the Board to support a potential decision to proceed with the Greentech Plant Expansion. The detailed engineering report is expected to be completed in the second quarter of 2023.

DRA was selected for its international experience in advanced mineral processing, specifically with lithium DMS plant design, and its construction management experience. DRA has a track record of on-time and on-budget execution of assignments in the mining, metals and chemical sectors.

Figure 4: Planned Phase 2 & 3 Greentech Plant Expansion

SCALING UP OF SOCIAL INITIATIVES TO DELIVER ON UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS

As the Company advances to becoming a lithium producer, Sigma Lithium is pleased to announce the scaling up of its existing social initiatives, aiming to lift its communities and support women’s economic empowerment.

MICROCREDIT FOR 10,000 FEMALE ENTREPRENEURS

Sigma Lithium has established the largest privately funded microcredit program in Brazil, targeting female entrepreneurs in the Jequitinhonha Valley region, with a target total enrollment of up to 10,000 women. The program reaches approximately 50% of the economically active female population of the broader urban and rural areas of the towns of Itinga and Aracuai. The initiative is developed jointly with NGO “Dona de Mim,” part of “Mulheres do Brasil”, the largest civil society movement in the country with over 120,000 women as members of its network.

Through this program, the Company will encourage sustainable development by providing microcredit loans of R$2,000 (approximately US$400) per person along with mentorship programs to support the entrepreneurs on their journey to financial self-sustainability. The total investment by the Company is estimated at approximately R$25,000,000 (approximately US$5 million) to be deployed over the next 12 months, including ongoing entrepreneurship training and monitoring costs.

The Company is proud to report that a total of 730 female entrepreneurs have now enrolled in the program, and that 500 participants have already received a microcredit loan. Most recently, 500 women from the microcredit program attended the Governor’s visit with Sigma Lithium. This program aims to advances the goals of UN SDG #5 (Gender Equality) and UN SDG #10 (Reduced Inequalities).

Figure 5: Sigma Lithium Microcredit Program with Mulheres do Brasil/Dona de Mim

COMBATING VIOLENCE AGAINST WOMEN PROGRAM

Sigma Lithium announced its plans to introduce a program, in partnership with the State-General Attorney of the state of Minas Gerais (“TJMG”) and the Military Police of Minas Gerais (PM-MG), to combat domestic violence against women in the Jequitinhonha Valley region. This program advances the goal of UN SDG #5 (Gender Inclusion), UN SDG #10 (Reduced Inequalities) and UN SDG #16 (Peace, Justice and Strong Institutions).

ZERO DROUGHT FOR SMALLHOLDER FARMERS (“SECA ZERO”)

The Company announced during its participation at COP-27 in Egypt its “Zero Drought for Smallholder Farmers” program, a climate mitigation initiative of building 2,000 rainwater capture basins for smallholder family farmers in the municipalities of Itinga and Araçuaí in the Jequitinhonha Valley. The program reaches approximately 50% of the local rural agricultural lands of the towns of Itinga and Aracuai. These water capture basins will be dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the nine-month dry season and contribute to increasing the volume of water that will feed the region’s aquifers.

The total investment by the Company is estimated at R$4,000,000 (R$2,000 per structure). The Company is delivering the structures to the municipalities as a donation, which are currently being built via third-party contractors under the supervision of Sigma Lithium’s ESG teams. This program advances the goal of UN SDG #10 (Reduced Inequalities), UN SDG #15 (Life on Land) and UN SDG #13 (Climate Action).

WATER FOR ALL (“AGUA PARA TODOS”)

Additionally, the Company committed to donating 3,000 water tanks as a further climate mitigation initiative, aimed to increase water security for communities in the Jequitinhonha Valley. The Company also committed to maintain water supply of the tanks by providing water trucks year-round, enhancing water security for the communities. This program, which is now in progress, advances the goals of UN SDG #6 (Clean Water and Sanitation) and UN SDG #13 (Climate Action).

Figure 6: Sigma Lithium Zero Drought Program – Capture Basin

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., co-head of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the other technical information included in this news release.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently commissioning its wholly owned Grota do Cirilo Project in Brazil. Phase 1 of the project is to produce 270,000 tonnes of Battery Grade Sustainable Lithium concentrate annually (36,700 LCE annually). If it is determined to proceed, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project will produce Battery Grade Sustainable Lithium concentrate in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s technical report titled “Grota do Cirilo Lithium Project, Araçuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

(Sao Paulo) +55 11 2985-0089

daniel.abdo@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company including production estimates and projected cash flows; timing for the commissioning of the Greentech Plant and commencement of commercial production, completion of the report relating to the Greentech Plant Expansion expectations as to the commencement of cash flow and whether such cash flows can support the Greentech Plant Expansion,, operational status and possible expansion of the Greentech Plant, the Company meeting its social and climate initiative and objectives, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in Brazil; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues in the course of final commissioning or in respect of the Greentech Plant, the expected positive results of the engineering report. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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